UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-35530	Commission file number: 001-39355

BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD RENEWABLE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

The information contained in this Form 6-K is incorporated by reference into the registration statements of Brookfield Renewable Partners L.P. on Form F-3 (File Nos. 333-237996 and 333-258726).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report on Form 6-K is being filed solely to update the number of class A exchangeable subordinate voting shares (“Exchangeable Shares”) of Brookfield Renewable Corporation (“BEPC”) that are outstanding as of June 16, 2023, following completion of BEPC’s previously announced equity offering (the “Offering”) and accordingly, are exchangeable into additional limited partnership units (“LP Units”) of Brookfield Renewable Partners L.P. (“BEP”) pursuant to the combined prospectus (the “Prospectus”) under BEP’s registration statements on Form F-3 (File Nos. 333-237996 and 333-258726). Following the Offering, on June 16, 2023, there are 179,657,681 Exchangeable Shares outstanding that may be exchanged for LP Units pursuant to the Prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P.
by its general partner, BROOKFIELD
RENEWABLE PARTNERS LIMITED

Date: June 16, 2023	By:	/s/ James Bodi
		Name:	James Bodi
		Title:	Vice President

BROOKFIELD RENEWABLE CORPORATION

Date: June 16, 2023	By:	/s/ Jennifer Mazin
		Name:	Jennifer Mazin
		Title:	General Counsel and Corporate Secretary